ERSTE BANK
ERSTE BANK DER OESTERREICHISCHEN SPARKASSEN AG
Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100
Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED
2007 DEC 21 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

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SUPPL

Nachricht/Message

Erste Bank, Commission file no. 82-5066
"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

07028764

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

PROCESSED
DEC 31 2007
THOMSON FINANCIAL

Dew 12/27

Datum/Date: **08.01.2007**

INVESTOR INFORMATION

Vienna, 30 November 2007

Share count of Erste Bank increased by close to 9,000 new shares

- **Employees and management of Erste Bank bought 8,933 new shares in November**
- **Share count increased from 316,280,012 to 316,288,945 shares**

Under the Management Option Programme (MSOP) launched in 2005, 8,933 shares were purchased between 2nd and 15th November 2007. As a result, the total number of Erste Bank shares rose from 316,280,012 to 316,288,945 shares. Shares purchased under the programme must be held for a minimum of one year.

Trading in the 20,820 new shares that have been purchased under the MSOP in August and November will start in December 2007 in Vienna and Prague.

Since the IPO in 1997 Erste Bank has continued to expand its employee share ownership, with employee shares offered yearly under the scheme since 2002, as approved by the AGM. Shares purchased under the scheme are made available by a capital increase.

Employees and management of Erste Bank currently hold around 3% of the shares in the company.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

END

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.